Exhibit 99.1

Stantec

2014 First Quarter Report

Three Months Ended March 31, 2014, and 2013

Design with community in mind

STN
TSX· NYSE

We’re active members of

the communities we serve.

That’s why at Stantec,

we always design with

community in mind.

The Stantec community unites more than 13,000 employees working in over 200 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships.

Since 1954, our local strength, knowledge, and relationships, coupled with our world-class expertise, have allowed us to go anywhere to meet our clients’ needs in more creative and personalized ways. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN.

i            Report To Shareholders

Management’s Discussion and Analysis
M–1	Core Business and Strategy
M–2	Results
M–16	Summary of Quarterly Results
M–19	Liquidity and Capital Resources
M–22	Other
M–23	Outlook
M–24	Critical Accounting Estimates, Developments, and Measures
M–25	Controls and Procedures
M–25	Risk Factors
M–25	Subsequent Events
M–26	Caution Regarding Forward-Looking Statements

Unaudited Interim Condensed
Consolidated Financial Statements
F–1	Consolidated Statements of Financial Position
F–2	Consolidated Statements of Income
F–3	Consolidated Statements of Comprehensive Income
F–4	Consolidated Statements of Shareholders’ Equity
F–5	Consolidated Statements of Cash Flows
F–6	Notes to the Unaudited Interim Condensed Consolidated Financial Statements

IBC	Shareholder Information

Report to Shareholders

First Quarter 2014

The first quarter of 2014 has been a positive start to our 60th year of operations at Stantec and our 20th year on the TSX. We are on track to meet our expectations thanks to our hardworking staff who bring their creativity and expertise to every project and to our clients who entrust us with their projects.

•	Our gross revenue increased 11.8% to $573.9 million in Q1 14 from $513.2 million in Q1 13
•	Our net income increased 18.0% to $33.5 million in Q1 14 from $28.4 million in Q1 13
•	Our diluted earnings per share increased 16.4% to $0.71 in Q1 14 from $0.61 in Q1 13
•	We continued to execute our acquisition strategy with two acquisitions closing in Q1 14 and one more that closed subsequent to the quarter

In Q1 14, our gross revenue grew organically by 5.8%. This growth is mainly due to increased activity in our Oil & Gas and Water sectors, in addition to continued strength in our Canadian operations.

Subsequent to the quarter end, we declared a dividend of $0.185 per share, payable on July 17, 2014, to shareholders of record on June 27, 2014.

Focusing on increasing the strength of our Energy & Resources business operating unit, we completed two acquisitions in the first quarter. In January, we expanded our environmental services in the US Mid Atlantic by acquiring Williamsburg Environmental Group, Inc. and Cultural Resources, Inc. This 115-person firm based in Williamsburg, Virginia, has three additional offices across the state with established long-term community relationships. In March, we added significant strength to our oil and gas, and industrial service capabilities in the United States by acquiring Processes Unlimited International, Inc. (ProU). Based in Bakersfield, California, ProU is a 450-person multidisciplinary engineering, project management, and design firm with seven offices across California, Texas, Georgia, and Tennessee.

Subsequent to the quarter, we enhanced our growing environmental service presence and capabilities across the western United States by acquiring JBR Environmental Consultants, Inc. (JBR). Based in Salt Lake City, Utah, JBR is a 140-person full-service environmental consulting firm operating in 12 western United States locations.

Stantec collaborates across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. With a focus on designing with communities in mind, we opened 2014 with solid performance that demonstrates the strength of the Company’s business model in an evolving market.

In our Buildings business operating unit, we continue to benefit from activity across our regions. In particular, opportunities for P3 projects continued despite public funding constraints and increased international competition. For instance, during the quarter, Stantec was named as the designer on a team which was selected as the successful proponent for two new hospitals to be constructed on North Vancouver Island, British Columbia.

In our Energy & Resources business operating unit, the Company’s diverse project expertise and depth of experience means Stantec is recognized as a top integrated provider of services in a market that continues to be very active. This recognition allowed us to continue securing project awards with large national clients in Canada for engineering and environmental services on major export pipelines that transport oil and gas products.

i

In our Infrastructure business operating unit, population growth, urbanization, flood management activities, and the need to rehabilitate aging infrastructure are driving the requirement for our water, community development, and transportation services. For example, during the quarter, we secured a project in Columbus, Ohio, to perform the first physical inspection of the next segment in the city’s large Diameter Sewer Assessment Program. In our Transportation sector, we continued to see new awards, such as the design rehabilitation work on bridges located in Nassau and Suffolk counties in the state of New York.

Due to greater than expected activity in our Oil & Gas sector in Q1 14, we revised our outlook to end the year with moderate-to-strong organic gross revenue growth. We are confident in our long-term strategy and in our ability to adapt to the evolving needs of the marketplace. Our positive results for the first quarter reflect this commitment to achieving results for our shareholders.

As we move forward in 2014, I would like to thank our employees who deliver on Stantec’s culture of excellence every day, our clients who entrust us with their projects, and we thank you, our shareholders, for your continued confidence in Stantec.

Bob Gomes, P.Eng.

President & CEO

May 14, 2014

ii

Management’s

Discussion and Analysis

May 14, 2014

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter ended March 31, 2014, dated May 14, 2014, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter ended March 31, 2014; the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2013 Annual Report; and the Report to Shareholders contained in our 2014 First Quarter Report. Our unaudited interim consolidated financial statements and related notes for the quarter ended March 31, 2014, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We continue to use the same accounting policies and methods as those used in 2013.

All amounts shown in this report are in Canadian dollars unless otherwise indicated. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference herein, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

Core Business and Strategy

Our Company provides professional consulting services—in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—for infrastructure and facilities projects. By integrating our expertise in these areas across North America and international locations, we are able to provide our clients with a vast number of project solutions. We believe this integrated approach enables us to execute our operating philosophy by maintaining a world-class level of expertise, which we supply to our clients through the strength of our local offices. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our business objective is to be a top 10 global design firm, and our focus is to provide professional services in the infrastructure and facilities market, principally on a fee-for-service basis, while participating in various models of alternative project delivery. To realize our business objective, we plan on achieving a compound average growth rate of 15% through a combination of organic and acquisition growth, while also providing dividend returns for our shareholders. Our core business and strategy and the key performance drivers and capabilities required to meet our business objective have not changed in the first quarter of 2014 from those described on pages M-3 to M-14 of our 2013 Annual Report and are incorporated here by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

Results

Overall Performance

Highlights for Q1 14

We achieved solid results for the first quarter of 2014. Compared to the first quarter of 2013, our gross revenue increased by 11.8%, from $513.2 to $573.9 million; EBITDA increased 13.1%, from $54.8 to $62.0 million; net income increased by 18.0%, from $28.4 to $33.5 million; and diluted earnings per share increased 16.4%, from $0.61 to $0.71.

Our results were positively impacted by an increase in revenue because of acquisitions completed in 2013 and 2014 and by strong organic growth in our Energy & Resources and Infrastructure business operating units. Growth continues to be driven mainly by our Oil & Gas sector and particularly by work in the midstream industry, and by an increase in our Water sector. We reported organic growth in our Canadian and International operations when comparing gross revenue in Q1 14 to Q1 13. Our results were also positively impacted by an increase in gross margin from 54.0% in Q1 13 to 54.4% in Q1 14. This increase was offset by an increase in our administrative and marketing expenses as a percentage of net revenue, which increased from 41.1% in Q1 13 to 41.5% in Q1 14. Our bottom line was also positively impacted by a reduction of net interest expense and an increase in income from joint ventures and associates.

The following table summarizes key financial data for the first quarter of 2013 and 2014:

	Quarter Ended March 31

(In millions of Canadian dollars, except per share amounts and %)	2014	2013	$ Change	% Change

Gross revenue (note 1)	573.9	513.2	60.7	11.8%
Net revenue (note 1)	481.3	426.9	54.4	12.7%
EBITDA (note 2)	62.0	54.8	7.2	13.1%
Net income	33.5	28.4	5.1	18.0%
Earnings per share – basic	0.72	0.62	0.10	16.1%
Earnings per share – diluted	0.71	0.61	0.10	16.4%
Cash dividends declared per common share	0.185	0.165	0.02	12.1%

Cash flows
(Used in) from operating activities	(3.6)	0.6	(4.2)	n/m
Used in investing activities	(59.0)	(10.4)	(48.6)	n/m
From (used in) financing activities	38.9	(5.1)	44.0	n/m

n/m = not meaningful

note 1: Gross revenue and net revenue are additional IFRS measures as discussed in the Definition of Non-IFRS Measures in the Critical Accounting Estimates, Developments, and Measures section (the “Definitions section”) of our 2013 Annual Report. The Definitions section is incorporated here by reference.

note 2: EBITDA is a non-IFRS measure and is calculated as income before income taxes, plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment, as further discussed in the Definitions section of our 2013 Annual Report.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

The following highlights key activities and initiatives undertaken in the quarter ended March 31, 2014:

•	Gross revenue grew organically by 5.8%, and net revenue grew organically by 6.7%. This growth is mainly due to increased activity in our Oil & Gas and Water sectors. Our Canadian and International operations experienced organic gross revenue growth; however, organic gross revenue in our US operations retracted compared to Q1 13.

•	Our contract backlog grew from $1.4 billion at December 31, 2013, to $1.6 billion at March 31, 2014. (Backlog is a non-IFRS measure further discussed in the Definitions section of our 2013 Annual Report.)

•	Effective January 1, 2014, we realigned our organizational structure from five practice area units to three business operating units: Buildings, Energy & Resources, and Infrastructure. This realignment allows us to focus on the sectors our clients operate in, enabling us to better understand our clients goals, their market influences, and their business drivers.

•	On January 24, 2014, we acquired certain assets and liabilities, and the business of Williamsburg Environmental Group, Inc. and Cultural Resources, Inc. (WEG), which added approximately 115 staff to our Company. Based in Williamsburg, Virginia, WEG has additional offices in Richmond, Glen Allen, and Fredericksburg, Virginia. The addition of WEG expands our environmental services in the US Mid Atlantic.

•	On March 7, 2014, we acquired all the shares and business of Processes Unlimited International, Inc. (ProU), which added approximately 450 staff to our Company. This firm is based in Bakersfield, California, with additional offices in San Ramon, Fresno, and Pasadena, California; Dallas, Texas; Atlanta, Georgia; and Nashville, Tennessee. ProU’s services include mechanical engineering and design; process, chemical, civil, structural, automation, instrumentation, and electrical engineering; and control panel fabrication. The addition of ProU expands our oil and gas expertise in the United States.

•	During the quarter, we implemented a new long-term incentive program to further invest our leadership teams in our long-term performance and strategic goals.

•	On February 26, 2014, we declared a dividend of $0.185 per share, payable on April 17, 2014, to shareholders of record on March 28, 2014. This was a 12.1% increase from Q4 13. Subsequent to the quarter end, we declared a dividend of $0.185 per share, payable on July 17, 2014, to shareholders of record on June 27, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

Results Compared to 2014 Targets

In the Management’s Discussion and Analysis in our 2013 Annual Report, we established various ranges of expected performance for fiscal year 2014. The following table indicates our progress toward these targets:

Measure	2014 Target Range	Actual Q1 14 Results Achieved

Gross margin as % of net revenue	Between 54% and 56%	54.4% ✓
Administrative and marketing expenses as % of net revenue	Between 40% and 42%	41.5% ✓
EBITDA as % of net revenue (notes 1 and 4)	Between 13% and 15%	12.9% x
Net income as % of net revenue	At or above 6%	7.0% ✓
Effective income tax rate	At or below 28.5%	27.5% ✓
Return on equity (notes 2 and 4)	At or above 14%	17.8% ✓
Net debt to EBITDA (notes 1,3, and 4)	Below 2.5	0.7 ✓

This table and the discussion paragraph below contain forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.

note 1: EBITDA as a percentage of net revenue is calculated as EBITDA divided by net revenue. EBITDA is calculated as income before income taxes, plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment.

note 2: Return on equity is calculated as net income for the last four quarters, divided by the average shareholders’ equity over each of the last four quarters.

note 3: Net debt to EBITDA is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA for the last four quarters.

note 4: Return on equity, EBITDA as a percentage of net revenue, and net debt to EBITDA are non-IFRS measures (discussed in the Definitions section of our 2013 Annual Report).

✓ Met or performed better than target.

x Did not meet target.

At the end of Q1 14, we met or performed better than all of our targets, except for EBITDA as a percentage of net revenue. We believe that we will meet or perform better than these targets by the end of 2014.

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount for each key operating result:

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

	Quarter Ended March 31

			Percentage
	Percentage of		Increase
	Net Revenue		(Decrease) *

	2014	2013	2014 vs. 2013

Gross revenue	119.2%	120.2%	11.8%
Net revenue	100.0%	100.0%	12.7%
Direct payroll costs	45.6%	46.0%	11.7%
Gross margin	54.4%	54.0%	13.6%
Administrative and marketing expenses	41.5%	41.1%	14.0%
Depreciation of property and equipment	1.8%	1.7%	20.5%
Amortization of intangible assets	1.1%	1.4%	(6.9%)
Net interest expense	0.3%	0.5%	(34.8%)
Other net finance expense	0.2%	0.2%	0.0%
Share of income from joint ventures and associates	(0.1%)	0.0%	n/m
Foreign exchange loss	0.1%	0.0%	n/m
Other income	(0.1%)	(0.1%)	33.3%
Income before income taxes	9.6%	9.2%	17.8%
Income taxes	2.6%	2.5%	17.4%
Net income	7.0%	6.7%	18.0%

n/m = not meaningful

* Percentage increase (decrease) calculated based on the dollar change from the comparable period.

The following section outlines specific factors that affected the results of our operations in the first quarter of 2014 and should be read in conjunction with our unaudited interim consolidated financial statements for the quarter ended March 31, 2014.

Gross and Net Revenue

The following discussion includes forward-looking statements. For an outline of material risks and assumptions associated with these statements, refer to the Caution Regarding Forward-Looking Statements section at the end of this report.

While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in our gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

Revenue earned by acquired companies in the first 12 months following acquisition is initially reported as revenue from acquisitions and thereafter reported as organic revenue.

All business operating units generate a portion of gross revenue in the United States. The value of the Canadian dollar averaged US$0.91 in Q1 14 compared to US$0.99 in Q1 13, representing an 8.1% decrease. The weakening of the Canadian dollar had a positive effect on the revenue reported in Q1 14 compared to Q1 13. Fluctuations in other foreign currencies did not have a material impact on our revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

Our contract backlog grew from $1.4 billion at December 31, 2013, to $1.6 billion at March 31, 2014. A significant majority of this increase resulted from recent project wins and acquisitions completed in Q1 14. We define backlog as the total value of secured work that has not yet been completed where we have an executed contract and a notice to proceed on the contract. Only the first 12 to 18 months of the total value of secured work of a project are included in work backlog.

The following tables summarize the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue:

Quarter Ended
Gross Revenue (In millions of Canadian dollars)	March 31
2014 vs. 2013

Increase due to
Acquisition growth	11.1
Organic growth	29.9
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	19.7

Total net increase in gross revenue	60.7

Quarter Ended
Net Revenue (In millions of Canadian dollars)	March 31
2014 vs. 2013

Increase due to
Acquisition growth	10.2
Organic growth	28.7
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	15.5

Total net increase in net revenue	54.4

The increase in acquisition gross and net revenue in Q1 14 compared to Q1 13 resulted from revenue earned in Q1 14 that was attributed to the acquisitions listed in the Gross Revenue by Region and Gross Revenue by Business Operating Unit sections that follow. We experienced increases in organic gross revenue in Q1 14 compared to Q1 13 in our Canadian and International regions and in our Energy & Resources and Infrastructure business operating units, as described on the following pages.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

The following charts and table summarize gross revenue and gross revenue growth by region:

 Gross Revenue by Region

	Quarter	Quarter
	Ended	Ended		Change Due	Change Due	Change Due
	March 31,	March 31,	Total	to	to Organic	to Foreign
(In millions of Canadian dollars)	2014	2013	Change	Acquisitions	Growth	Exchange

Canada	320.8	283.9	36.9	2.2	34.7	n/a
United States	228.2	209.3	18.9	8.9	(9.7)	19.7
International	24.9	20.0	4.9	-	4.9	-

Total	573.9	513.2	60.7	11.1	29.9	19.7

n/a = not applicable

Total gross revenue was positively impacted by the acquisitions completed in 2013 and 2014, by organic growth, and by the weakening of the Canadian dollar in Q1 14 compared to Q1 13.

The following lists the acquisitions completed in 2013 and 2014 that impacted specific regions year to date:

•	Canada: Ashley-Pryce Interior Designers Inc. (AP/ID) (May 2013); JDA Architects Limited (JDA) (November 2013); and Cambria Gordon Ltd. (CGL) (November 2013)
•	United States: IBE Consulting Engineers, Inc. (IBE) (May 2013); Roth Hill, LLC (Roth Hill) (June 2013); Williamsburg Environmental Group, Inc. and Cultural Resources, Inc. (WEG) (January 2014); and Processes Unlimited International, Inc. (ProU) (March 2014)

Canada

Gross revenue in our Canadian operations increased by 13.0% in Q1 14 compared to Q1 13, mainly because of organic growth. A large part of this increase resulted from our Oil & Gas sector and environmental services.

During the first quarter of 2014, we saw continued activity in the western Canadian energy and resource markets. Increased demand for energy, coupled with stable oil and improving natural gas prices, continues to support the desire to transport Canadian oil and gas products for export. This generates opportunities for interprovincial pipelines and

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

associated facilities, where we continue to provide environmental and engineering services to private sector clients. Infrastructure investment by both public and private clients also generated positive organic revenue growth across a number of sectors.

In the public sector, federal and provincial budgets maintained stable levels for infrastructure funding. The public-private partnership (P3) model continued to be supported, with new P3 projects being released, particularly in Ontario and British Columbia. Increasingly, P3s were pursued at the municipal level.

Outlook. We believe our Canadian operations will achieve moderate-to-strong organic gross revenue growth in 2014. We revised the outlook included in our 2013 Annual Report from moderate to moderate-to-strong growth due to greater than expected activity in our Oil & Gas sector during Q1 14. All other expectations for our Canadian operations remained unchanged as described in our 2013 Annual Report and incorporated here by reference. Specifically, we believe we will continue to see strength in the private sector and a stable public sector, as well as robust activity in the energy market.

United States

Gross revenue in our US operations increased by 9.0% in Q1 14 compared to Q1 13. This increase was due partly to acquisition growth but mainly to foreign exchange because the US dollar strengthened compared to the Canadian dollar. These increases were partly offset by a 4.6% organic gross revenue retraction in Q1 14 compared to Q1 13. Organic retraction occurred mainly in our Buildings business operating unit, in environmental services, and in our Transportation sector.

In general, organic gross revenue retraction in the United States was in part due to harsh winter conditions, particularly in the north east, which resulted in project delays and additional time to complete work in progress. In addition, the public sector is still characterized by uncertainty in the political and regulatory environment, notably at the federal level. Indecision about implementing the Patient Protection and Affordable Care Act impacted our clients’ long-term capital plans, resulting in a reduction of activity in our Buildings business operating unit. Uncertainty in emissions and environmental regulations has affected clients in power and in energy and resources. Although there is a backlog of work in the transportation market, public sector budgets remained tight. Our Transportation sector’s organic revenue retracted compared to Q1 13 in the eastern states, mainly due to the completion of major projects. In response to fiscal constraints, P3s continue to slowly emerge in the United States.

In the private sector, the housing market is beginning to show signs of slow recovery, specifically in the southern and western United States. In particular, energy- and resource-rich states are showing signs of growth.

Outlook. We believe our US operations will achieve moderate organic gross revenue growth in 2014 based on our expectations described in our 2013 Annual Report and incorporated here by reference. In particular, we believe the private sector will continue to strengthen, especially in regions supported by resource activity and that investments by clients will proceed at a moderate rate. We believe the outlook for the private sector remains more favorable than for the public sector, which remains plagued by budget constraints and uncertainty at the federal level.

International

Gross revenue in our International operations increased by 24.5% in Q1 14 compared to Q1 13. This increase resulted from organic growth, particularly in the Middle East. The volume of projects in Q1 14 compared to Q1 13 increased in both our Buildings and Energy & Resources business operating units, predominately for private sector clients. In our Mining practice, our top-tier expertise in underground engineering enabled us to continue working for major global clients—in spite of a general slowdown in the mining industry. Organic growth was positively impacted by hospital, education, and institutional projects that were recently secured in both the Middle East and United Kingdom.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

Outlook. We believe our International operations will achieve moderate organic gross revenue growth in 2014 based on our expectations described in our 2013 Annual Report and incorporated here by reference. However, we believe that due to recent changes in legislation in Indonesia, our mining revenue may be negatively impacted in future quarters. This may be offset by increased activity in the Middle East because of recent project awards in healthcare and education.

The following charts and table summarize gross revenue and gross revenue growth by business operating unit:

 Gross Revenue by Business Operating Unit

	Quarter Ended March 31

(In millions of Canadian dollars, except %)	2014	% of Consulting Services Gross Revenue	2013	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2014 vs. 2013

Buildings	123.3	21.5%	122.2	23.8%	0.9%
Energy & Resources	246.9	43.0%	209.0	40.7%	18.1%
Infrastructure	203.7	35.5%	182.0	35.5%	11.9%

Total	573.9	100.0%	513.2	100.0%	11.8%

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

As indicated above, gross revenue was impacted by acquisitions, organic growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by business operating unit is summarized in the following table:

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

 Gross Revenue by Business Operating Unit

	Quarter Ended March 31, 2014 vs. 2013

		Change Due to	Change Due to	Change Due to
(In millions of Canadian dollars)	Total Change	Acquisitions	Organic Growth	Foreign Exchange

Buildings	1.1	2.6	(5.5)	4.0
Energy & Resources	37.9	7.0	26.0	4.9
Infrastructure	21.7	1.5	9.4	10.8

Total	60.7	11.1	29.9	19.7

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

The following lists the acquisitions completed in 2013 and 2014 that impacted specific business operating units year to date:

•	Buildings: AP/ID (May 2013); IBE (May 2013); and JDA (November 2013)
•	Energy & Resources: CGL (November 2013); WEG (January 2014); and ProU (March 2014)
•	Infrastructure: Roth Hill (June 2013)

Buildings

The Buildings business operating unit had a 4.5% organic gross revenue retraction in Q1 14 compared to Q1 13. This retraction was partly offset by a 3.3% increase attributed to foreign exchange since the US dollar strengthened compared to the Canadian dollar. The organic gross revenue retraction occurred in Canada and the United States, although we had organic revenue growth internationally. The retraction resulted from the soft buildings market, intense competition, time invested in P3 pursuits, and reduced availability of funding for public sector projects. The Buildings business operating unit continues to align staffing levels with workload.

The majority of revenue for our Buildings business operating unit continues to be generated from our key sectors of Commercial, Education & Institutional, and Healthcare. We are seeing increased opportunities in the Education sector across Canada and the eastern United States, especially in the areas of science, technology, engineering, and mathematics facilities. Residence and mixed-use developments associated with colleges and universities continue to trend toward design-build and private financing delivery models.

Gross revenue in Canada retracted compared to Q1 13 partly because in the latter half of 2013 we substantially completed the rollout of certain cross-country retail programs with national retail and commercial clients. Backlog in this region is being replenished with projects awarded in healthcare and education, in addition to projects resulting from the active energy sector. In particular, opportunities for P3 projects continued, despite public funding constraints and increased international competition. For instance, during the quarter, we were named the designers on a team which was selected as the successful proponent for two new hospitals to be constructed in Comox Valley and Campbell River on North Vancouver Island, British Columbia. Our design services, which include architecture, interior design, landscape architecture, and engineering, will commence in the second half of 2014 once the agreement is approved and signed.

In the United States, we saw retraction in organic gross revenue, mainly due to a reduction in healthcare projects. Recent projects secured in the Middle East increased our International healthcare and education portfolio. Our reputation in education resulted in new project work in the United Kingdom during the quarter.

Outlook. We believe our Buildings business operating unit will remain stable in 2014 based on our expectations described in our 2013 Annual Report and incorporated here by reference. In particular, the buildings industry remains

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

cautious, and while we expect to recover from the levels of previous years, we believe that recovery may not take place in 2014.

Energy & Resources

The Energy & Resources business operating unit had 12.4% organic gross revenue growth in Q1 14 compared to Q1 13. This growth was mainly the result of continued strong momentum in our Oil & Gas sector, particularly in Canadian midstream pipeline and facilities activities, as we continue to work for large national clients. Our environmental services revenue also experienced strong growth in Q1 14 compared to Q1 13, benefiting from robust oil and gas activity. Our Power sector grew primarily in Canada and our Mining sector grew mainly internationally in Q1 14 compared to Q1 13.

Our Oil & Gas sector and related environmental services accounted for over three quarters of our Energy & Resources gross revenue in Q1 14. Increases in global energy demand and production are driving the need for supporting infrastructure, including storage, processing facilities, and pipelines. Because of our diverse project expertise and depth of experience, we are recognized as a top integrated provider of midstream services. This recognition allowed us to continue to secure engineering and environmental services projects in Q1 14 for large national clients on major oil and gas export pipelines in Canada. In the United States, where our oil and gas presence is emerging, we experienced a slight decline in revenue in Q1 14 compared to Q1 13 due to weather and seasonal softness. However, we believe this situation will improve in future quarters, especially with the recent acquisition of ProU.

Our Power sector had strong growth in Q1 14 compared to Q1 13. We continued to grow in Canada where we are seen as a top provider of strategic regulatory and environmental scoping for power. Resource extraction activity in the west is driving new transmission and distribution projects. In the United States, we started to grow in Q1 14 compared to Q1 13, especially in the east. Our overall growth is a result of continued activity in renewable energy and thermal power and securing work with both repeat and new clients. For example, we secured a contract for a new client, Quanta Power Generation, to provide engineering and design services for the Anchorage Municipal Power & Light 120 MS combined cycle power in Anchorage, Alaska.

Our Mining sector had strong growth in Q1 14 compared to Q1 13. This growth occurred in Canada and internationally due to continued work with major global clients and was offset by a decline in our US Mining sector. Weakening commodity prices and, in some cases, excess supply have resulted in global softening in mining. Companies are tightening capital investment, scaling back expansion plans and exploration, or ceasing development. However, because of our strong relationships with repeat clients, diversified commodities exposure, ability to provide services at the front end, and detailed design and construction management, we continued to secure projects. For example, in the quarter, we secured the group permitting project for the Sukunka coal mine in northeastern British Columbia after completing the baseline data collection and environmental assessment work.

Outlook. We believe our Energy & Resources business operating unit will achieve strong organic gross revenue growth in 2014. We revised the outlook included in our 2013 Annual Report from moderate to strong growth due to greater than expected activity in our Oil & Gas sector during Q1 14. Because of this strong growth, we still anticipate labor constraints going forward. In view of activities in Q1 14, we believe mining companies will continue to slow construction on major projects and scale back exploration due to the softening of the market until late in 2014, when reduced inventory may create new demand. All other expectations for our Energy & Resources business operating unit remain unchanged as described in our 2013 Annual Report and incorporated here by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

Infrastructure

The Infrastructure business operating unit had 5.2% organic gross revenue growth in Q1 14 compared to Q1 13. This growth, which occurred mainly in our Water sector, was partly offset by a retraction in our Transportation sector. Our Community Development sector remained flat.

Our Water sector had strong organic gross revenue growth mainly in Canada in Q1 14 compared to Q1 13. Growth in both Canada and the United States was partly due to the engineering and architectural work we added in mid-2013 on the major PCCP Constructors joint venture project in New Orleans for the US Army Corps of Engineers. In western Canada, growth in our Water business is benefiting from the robust energy sector. In addition, continued demand exists for our services, resulting from rehabilitation required on aging infrastructure and regulatory requirements such as the consent decrees in the United States that mandate municipalities to upgrade their water and wastewater facilities. For example, during the quarter, we secured a project in Columbus, Ohio, to perform the first physical inspection of the next segment in the city’s large Diameter Sewer Assessment Program by conducting detailed field investigations to determine the condition and integrity of the city’s critical sanitary sewers.

Our Transportation sector experienced organic gross revenue retraction in Q1 14 compared to Q1 13. Growth occurred mainly in Canada due to stable infrastructure spending but was offset by a retraction in the United States due to the completion of some major projects. We believe this situation will improve in future quarters because backlog is being replenished by recently awarded work. For example, during the quarter, we secured the design rehabilitation work on bridges located in Nassau and Suffolk counties in the state of New York. We will be performing the in-depth bridge inspections, surveys, and steel repair design, as well as work zone traffic control. This project will give vehicles and bicycles access to several beaches along the Atlantic Ocean. New government regulations in both the United States and Canada are generating growth in railroad bridge inspections and management services.

Our Community Development sector’s organic gross revenue was flat in Q1 14 compared to Q1 13. In Q1 14, Canada accounted for approximately 52% of our Community Development business, with approximately 48% of the work in the United States and some projects outside of North America. Western Canada continues to benefit from a strong demand for housing and urban land development projects because of the robust resource market. The US housing market continues to show signs of improvement and, in particular, senior housing is gaining greater prominence, consistent with demographic trends. Larger scale development is re-emerging in southern states such as Florida, where we are well positioned to capture opportunities. Though the northeastern states are recovering more slowly than other parts of the country, energy- and resource-rich states are showing signs of growth. To illustrate, during the quarter, we secured a project to improve the Arkansas Bend Park—a 399-acre (161-hectare) park in Austin, Texas. Our services will include project management, landscape architecture, environmental services, and civil engineering.

Outlook. We believe our Infrastructure business operating unit will achieve moderate organic gross revenue growth in 2014 based on our expectations described in our 2013 Annual Report and incorporated here by reference. In particular, we expect that a gradual continuation of long-term trends—in particular, population growth, urbanization, flood management activities, and the need to rehabilitate aging infrastructure—will further drive the requirement for our water, urban development, and transportation services. In addition, with the acquisition of ProU in Q1 14, we believe that opportunities exist to cross-sell certain infrastructure-related services.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

Gross Margin

For a definition of “gross margin,” refer to the discussion in the Definitions section of our 2013 Annual Report, which is incorporated here by reference. Gross margin as a percentage of net revenue was 54.4% in Q1 14 compared to 54.0% in Q1 13. Our gross margin was within our targeted range of 54% to 56% set out in our 2013 Annual Report.

The following table summarizes our gross margin percentages by business operating unit:

 Gross Margin by Business Operating Unit

	Quarter Ended March 31
	2014	2013

Buildings	55.4%	55.4%
Energy & Resources	52.5%	51.8%
Infrastructure	56.0%	55.4%

Note: Comparative figures have been reclassified due to a realignment of several business lines between our Buildings, Energy & Resources, and Infrastructure business operating units.

In general, gross margin fluctuations depend on the particular mix of projects in progress during any quarter and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying operations across geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle.

In our Energy & Resources business operating unit, the higher gross margin in Q1 14 compared to Q1 13 was due to the mix of projects and the recognition of incentive fees received in Q1 14. In Infrastructure, the higher gross margin was due to positive adjustments to estimates to complete on certain transportation projects.

The following table summarizes gross margin percentages by region:

 Gross Margin by Region

	Quarter Ended March 31
	2014	2013

Canada	54.8%	54.1%
United States	54.2%	54.0%
International	49.8%	51.9%

The reduction of gross margin for our International operations resulted mainly from the mix of project work during the quarter since we had more contract administrative work, which tends to have lower margins than pure design projects.

Administrative and Marketing Expenses

Administrative and marketing expenses as a percentage of net revenue was 41.5% for Q1 14 compared to 41.1% for Q1 13, falling within our expected range of 40% to 42% as set out in our 2013 Annual Report.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period, as well as by business development and acquisition integration activities. Administrative and marketing expenses as a percentage of net revenue was higher in Q1 14 compared to Q1 13 due to the mix of projects in progress and slightly lower labor utilization.

Amortization of Intangible Assets

The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, and contract backlog is generally amortized over an estimated useful life of 1 to 2 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 8 quarters following an acquisition. Also included in intangible assets is purchased and internally generated computer software that is amortized over an estimated useful life ranging from 3 to 7 years.

The following table summarizes the amortization of identifiable intangible assets for Q1 14 and Q1 13:

Amortization of Intangibles	Quarter Ended
	March 31
(In thousands of Canadian dollars)	2014	2013

Client relationships	1,913	1,856
Backlog (Note)	705	1,828
Software	2,923	2,228
Other	115	257
Lease disadvantage	(292)	(365)

Total amortization of intangible assets	5,364	5,804

Note: Backlog is a non-IFRS measure that is further discussed in the Definitions section of our 2013 Annual Report.

The $0.4 million decrease in intangible asset amortization from Q1 13 to Q1 14 was mainly due to a decrease in the amortization of backlog because backlog from various acquisitions has now been fully amortized. This decrease was partly offset by an increase in the amortization of software due to the renewal of our Autodesk, Bentley, and Adobe software. Based on the unamortized intangible asset balance remaining at the end of Q1 14, we expect our amortization expense for intangible assets for the full year 2014 to be in the range of $22 to $23 million. The actual expense may be impacted by any new acquisitions completed after Q1 14.

Net Interest Expense

Our net interest expense decreased by $0.8 million in Q1 14 compared to Q1 13 mainly due to a lower balance of notes payable for acquisitions, a lower average interest rate on our revolving credit facility compared to Q1 13, and an increase in interest income earned on our cash and cash equivalents. The average interest rate on our revolving credit facility and senior secured notes was 3.12% at March 31, 2014, compared to 3.35% at March 31, 2013. (The revolving credit facility and senior secured notes are further described in the Liquidity and Capital Resources section of this report.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

Based on our credit balance at March 31, 2014, we estimate that an interest rate increase of 0.5%, with all other variables held constant, would have an immaterial impact on our net income and basic earnings per share for the quarter. We have the flexibility to partly mitigate our exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. Our senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the interest payments for those notes.

Share of Income from Joint Ventures and Associates

Income from joint ventures and associates increased from $0.2 million in Q1 13 to $0.8 million in Q1 14 mainly due to the addition of Canadian joint ventures with Aboriginal groups and communities that capitalize on growth opportunities with our oil and gas clients.

Foreign Exchange Losses and Gains

We recorded a $0.3 million foreign exchange loss in Q1 14 compared to a $0.1 million loss in Q1 13. These foreign exchange losses arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars. The foreign exchange loss incurred during the quarter was caused by the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities.

During the first quarter of 2014, we recorded a $16.5 million gain on the translation of our foreign operations in other comprehensive income, compared to an $8.3 million gain during the same period in 2013. These unrealized gains arose when translating our foreign operations into Canadian dollars. The gain during the first quarter of 2014 was due to the weakening of the Canadian dollar, from US$0.94 at December 31, 2013, to US$0.90 at March 31, 2014.

We estimated that at March 31, 2014, a $0.01 increase or decrease in the foreign exchange rates, with all other variables held constant, would have an immaterial impact on our net income for Q1 14.

Income Taxes

Our effective income tax rate for the first quarter of 2014 was 27.5% compared to 26.5% for the year ended December 31, 2013. The effective tax rate of 27.5% meets the target of at or below 28.5% set out in our 2013 Annual Report. The income tax rate of 27.5% in Q1 14 is based on statutory rates in jurisdictions where we operate and on our estimated earnings in each of these jurisdictions. We review statutory rates and jurisdictional earnings quarterly and adjust our estimated income tax rate accordingly. We believe that we will meet the 2014 expected target of at or below 28.5%.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

Summary of Quarterly Results

The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information
(In millions of Canadian dollars, except per share amounts)	Mar 31, 2014	Dec 31, 2013	Sept 30, 2013	Jun 30, 2013

Gross revenue	573.9	575.3	581.2	566.7
Net revenue	481.3	451.3	484.8	469.4
Net income	33.5	35.7	45.9	36.2
EPS – basic	0.72	0.77	0.99	0.78
EPS – diluted	0.71	0.76	0.98	0.78

	Mar 31, 2013	Dec 31, 2012	Sept 30, 2012	Jun 30, 2012

Gross revenue	513.2	481.4	479.3	473.4
Net revenue	426.9	390.1	397.4	395.8
Net income	28.4	31.1	34.1	30.8
EPS – basic	0.62	0.68	0.74	0.67
EPS – diluted	0.61	0.67	0.74	0.67

Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is a result of the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and an annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options when the exercise price of the option is not in the money.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on gross revenue:

Gross Revenue
(In millions of Canadian dollars)	Q1 14 vs. Q1 13	Q4 13 vs. Q4 12	Q3 13 vs. Q3 12	Q2 13 vs. Q2 12

Increase in gross revenue due to
Acquisition growth	11.1	25.9	45.4	56.5
Organic growth	29.9	58.0	48.5	34.6
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	19.7	10.0	8.0	2.2

Total net increase in gross revenue	60.7	93.9	101.9	93.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

Q2 13 vs. Q2 12. During Q2 13, net income increased by $5.4 million, or 17.5%, from the same period in 2012, and diluted earnings per share for Q2 13 increased by $0.11, or 16.4%, compared to Q2 12. Net income for Q2 13 was positively impacted by an increase in revenue resulting from acquisitions completed in 2012 and 2013, and organic revenue grew because of activity in the oil and gas, environmental services, and transportation sectors. Compared to Q2 12, we reported organic growth in all regions and in all business operating units except Buildings. Our gross margin decreased slightly—from 54.3% in Q2 12 to 54.2% in Q2 13—for the most part due to margin reductions in our Infrastructure and Buildings business operating units. These business operating units were impacted by lower margins recognized on a number of major projects. Administrative and marketing expenses as a percentage of net revenue was 40.0% in both Q2 13 and Q2 12.

Q3 13 vs. Q3 12. During Q3 13, net income increased by $11.8 million, or 34.6%, from the same period in 2012, and diluted earnings per share for Q3 13 increased by $0.24, or 32.4%, compared to Q3 12. Net income for Q3 13 was positively impacted by an increase in revenue because of acquisitions completed in 2012 and 2013, and organic revenue grew because of a robust oil and gas sector, particularly in the midstream industry. Compared to Q3 12, we reported organic growth in all regions and in all business operating units except Buildings. The decrease in gross margin—from 55.0% in Q3 12 to 54.3% in Q3 13—was offset by a decrease in our administrative and marketing expenses as a percentage of net revenue—from 39.7% in Q3 12 to 38.3% in Q3 13. The decrease in gross margin was the result of increased activity related to the pursuit of P3 opportunities in our Buildings business operating unit, in particular in Ontario and British Columbia, as well as a more generally competitive buildings market. During the pursuit phase of P3 opportunities, we perform work for a reduced fee, which we make up if we are successful in securing the project. The decrease in our administrative and marketing expenses as a percentage of net revenue was caused by our increased labor utilization, continued focus on managing costs effectively, and improved collection experience.

Q4 13 vs. Q4 12. During Q4 13, net income increased by $4.6 million, or 14.8%, from the same period in 2012, and diluted earnings per share for Q4 13 increased by $0.09, or 13.4%, compared to Q4 12. Net income for Q4 13 was positively impacted by increases in gross revenue and gross margin as a percentage of net revenue—from 56.1% in Q4 12 to 56.4% in Q4 13. Our gross margin increased quarter over quarter in our US and International regions and increased quarter over quarter in our Buildings and Energy & Resources business operating units. Organic revenue growth in Q4 13 was positive in all business operating units except Buildings. The Buildings business operating unit declined because of the softening in the buildings market compared to Q4 12. The buildings industry experienced continued competition and pressure in the availability of funds in the private and public sectors. Organic revenue growth in Q4 13 occurred mainly in our Energy & Resources business operating unit where we experienced increased project activity from the oil and gas sector, mainly driven by the midstream industry in western Canada.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

Balance Sheet

The following table highlights the major changes to assets, liabilities, and equity since December 31, 2013:

(In millions of Canadian dollars)	Mar 31, 2014	Dec 31, 2013	$ Change	% Change

Total current assets	756.9	726.2	30.7	4.2%

Property and equipment	142.3	133.5	8.8	6.6%
Goodwill	658.8	594.8	64.0	10.8%
Intangible assets	89.5	78.9	10.6	13.4%
Investments in joint ventures and associates	5.7	5.0	0.7	14.0%
Other financial assets	85.1	83.2	1.9	2.3%
All other assets	45.0	46.6	(1.6)	(3.4%)

Total assets	1,783.3	1,668.2	115.1	6.9%

Current portion of long-term debt	47.3	37.1	10.2	27.5%
Provisions	12.6	12.0	0.6	5.0%
Other liabilities	10.3	9.8	0.5	5.1%
All other current liabilities	330.1	348.1	(18.0)	(5.2%)

Total current liabilities	400.3	407.0	(6.7)	(1.6%)

Long-term debt	269.5	200.9	68.6	34.1%
Provisions	52.4	49.5	2.9	5.9%
Other liabilities	59.9	58.0	1.9	3.3%
All other liabilities	61.9	60.2	1.7	2.8%
Equity	939.3	892.6	46.7	5.2%

Total liabilities and equity	1,783.3	1,668.2	115.1	6.9%

Refer to the Liquidity and Capital Resources section of this report for an explanation of the change in current assets and current liabilities.

Property and equipment increased due to a number of leasehold improvements made to various offices. Goodwill increased as a result of the acquisitions of WEG and ProU during Q1 14, as well as changes in foreign exchange (explained below). Intangible assets increased mainly because of intangibles acquired from WEG and ProU and the renewal of Autodesk and Bentley software during Q1 14. Total current and long-term other financial assets increased mainly due to an increase in investments held for self-insured liabilities. Total current and long-term debt increased as a result of increases in our revolving credit facility and notes payable from acquisitions. An increase in total current and long-term provisions resulted from an increase in our provision for self-insured liabilities due to the timing of the recognition of the liability and its ultimate settlement. Other liabilities increased as a result of increases in lease inducement benefits for leasehold improvements at various offices.

Overall, the carrying amount of the assets and liabilities of our US subsidiaries on our consolidated balance sheets increased because of the weakening of the Canadian dollar—from US$0.94 at December 31, 2013, to US$0.90 at March 31, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

Our shareholders’ equity increased due to $33.5 million in net income earned in the first quarter of 2014, $3.0 million in share options exercised for cash, and $1.0 million expensed for share-based compensation. In addition, comprehensive income increased $17.7 million, which resulted from the exchange gain on the translation of our US subsidiaries and the unrealized gain on our investments held for self-insured liabilities. These increases were partly offset by the $8.6 million in dividends declared year to date.

Liquidity and Capital Resources

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $350-million revolving credit facility, senior secured notes, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment and software, repaying long-term debt, and paying dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model, explained in the Management’s Discussion and Analysis in our 2013 Annual Report, reduces the impact of changing market conditions on operating cash flows. Consequently, we do not anticipate any immediate need to access additional capital by issuing additional equity. However, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facility.

We continue to limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate the risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

Working Capital

The following table summarizes working capital information as at March 31, 2014, compared to December 31, 2013:

(In millions of Canadian dollars, except ratio)	Mar 31, 2014	Dec 31, 2013	$ Change

Current assets	756.9	726.2	30.7
Current liabilities	(400.3)	(407.0)	(6.7)
Working capital (Note)	356.6	319.2	37.4
Current ratio (Note)	1.89	1.78	0.1

Note: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both non-IFRS measures are further discussed in the Definitions section of our 2013 Annual Report.

Current assets increased mainly due to a $53.1 million increase in unbilled revenue. Investment in trade and other receivables and unbilled revenue increased to 87 days at March 31, 2014, compared to 86 days at December 31, 2013. Current other financial assets increased $4.4 million from December 31, 2013, mainly because of an increase in our investments held for self-insured liabilities. Prepaid expenses increased $3.9 million, and income tax recoverable increased by $1.7 million from December 31, 2013, due to the timing of income tax instalments for 2013 and 2014. These increases were partly offset by a $22.5 million decrease in cash and short-term deposits and a $7.5 million decrease in trade and other receivables.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

Current liabilities decreased primarily due to a $16.0 million decrease in trade and other payables attributable to the timing of payments for annual employee bonuses and the payment of restricted share units. Income taxes payable decreased $6.8 million from December 31, 2013, due to the payment in the quarter of taxes owing for 2013. These decreases were partly offset by a $10.2 million increase in the current portion of long-term debt relating to notes payable from acquisitions. In addition, billings in excess of cost increased by $3.4 million and current other financial liabilities increased by $1.6 million mainly due to the accrual of interest on our senior secured notes.

Cash Flows

Our cash flows (used in) from operating, investing, and financing activities as reflected in the consolidated statements of cash flows are summarized in the following table:

	Quarter Ended March 31
(In millions of Canadian dollars)	2014	2013	Change

Cash flows (used in) from operating activities	(3.6)	0.6	(4.2)
Cash flows used in investing activities	(59.0)	(10.4)	(48.6)
Cash flows from (used in) financing activities	38.9	(5.1)	44.0

Cash Flows Used in Operating Activities

Cash flows used in operating activities are impacted by the timing of acquisitions, particularly the timing of payments of acquired trade and other payables, including employee annual bonuses. The $4.2 million increase in cash flows used in operating activities compared to Q1 13 resulted from an increase in cash paid to employees due to an increase in the number of employees and the bonuses and restricted share units paid in the quarter. As well, cash paid to suppliers increased because of our acquisition and organic growth and the timing of various payments. These increases in cash outflows were partly offset by an increase in our cash receipts from clients due to our acquisitions and organic growth.

Cash Flows Used in Investing Activities

Cash flows used in investing activities increased compared to Q1 13 due to an increase in cash used for business acquisitions. In Q1 13, we used $1.4 million for the payment of notes payable for prior acquisitions compared to Q1 14 when we used $38.1 million for the payment of current year acquisitions and for the payment of notes payable for prior acquisitions. Also contributing to this increase in cash flows used in investing activities was a $1.6 million increase in the purchase of property and equipment (further described below) and a $2.8 million increase in the purchase of intangible assets for the renewal of Autodesk and Bentley software during Q1 14.

As a professional services organization, we are not capital intensive. In the past, we have made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Property and equipment and software purchases totaled $15.5 million in Q1 14 compared to $11.1 million in Q1 13. This increase resulted mainly from the timing of the renewal of our Autodesk and Bentley software in Q1 14 and an increase in leasehold improvements made to various office locations. For the remainder of 2014, we plan to continue investing in enhancements to our information technology infrastructure and enterprise systems; this will optimize and streamline business processes and prepare us for continued growth. During Q1 14, we financed property and equipment and software purchases through cash flows from operations.

Cash Flows from Financing Activities

Cash flows from financing activities increased compared to Q1 13 mainly due to a net $45.7 million increase in cash inflows from our revolving credit facility. This increase in cash inflow was partly offset by a $1.3 million reduction in cash inflows from the issuance of shares to employees exercising their share options in Q1 14 compared to Q1 13.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

Capital Structure

We manage our capital structure according to the internal guideline established in our 2013 Annual Report by maintaining a net debt to EBITDA ratio of below 2.5. We calculate our net debt to EBITDA ratio, a non-IFRS measure, as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, calculated as income before income taxes, plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible impairment. At March 31, 2014, our net debt to EBITDA ratio was 0.7, calculated on a trailing four-quarter basis. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time.

We have entered into an agreement for a $350-million revolving credit facility expiring August 31, 2017. This credit facility allows us to access an additional $150 million under the same terms and conditions on approval of the lenders. Our credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed and on certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA—from 20 to 145 for Canadian prime and US base rate loans and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit. At March 31, 2014, $247.3 million was available in the revolving credit facility for future activities.

On May 13, 2011, we issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. These notes are ranked equally with our existing revolving credit facility. Interest on the senior secured notes is payable semiannually in arrears on May 10 and November 10 each year until maturity or the earlier payment, redemption, or purchase in full of the notes. We may redeem them, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The senior secured notes contain restrictive covenants. All of our assets are held as collateral under a general security agreement for the revolving credit facility and senior secured notes.

We are subject to financial and operating covenants related to our credit facility and senior secured notes. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of our debt obligation. In particular, at each quarter-end, we must satisfy the following at any time: (1) our consolidated EBITDAR to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and (2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0 for the revolving credit facility and 2.75 to 1.0 for the senior secured notes, except in the case of a material acquisition when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0 for the revolving credit facility and 3.25 to 1.0 for the senior secured notes for a period of two complete quarters following the acquisition. EBITDA and EBITDAR to debt service ratios are defined in the Definitions section of our 2013 Annual Report. We were in compliance with all of these covenants as at and throughout the period ended March 31, 2014.

We have a bid bond facility, expiring on August 31, 2017, in the amount of $10 million that allows us to access an additional $5 million under the same terms and conditions upon approval from our lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies. At March 31, 2014, $7.2 million had been issued under this bid bond facility.

Shareholders’ Equity

Share options exercised during the first quarter of 2014 generated $3.0 million in cash compared to $4.3 million in cash generated during the same period in 2013. No shares were repurchased in the first quarter of 2014 or in the same period in 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

Other

Outstanding Share Data

As at March 31, 2014, 46,672,707 common shares and 1,605,636 share options were outstanding. During the period of March 31, 2014, to May 14, 2014, 21,864 share options were exercised and 4,502 share options were forfeited. As at May 14, 2014, 46,694,571 common shares and 1,579,270 share options were outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other obligations as at March 31, 2014, on a discounted basis:

	Payment Due by Period
		Less than			After
(In millions of Canadian dollars)	Total	1 Year	1–3 Years	4–5 Years	5 Years

Debt	310.8	42.4	113.6	154.5	0.3
Interest on debt	25.6	9.3	12.8	3.5	-
Operating leases	557.5	105.3	186.0	130.3	135.9
Finance lease obligation	6.5	5.1	1.4	-	-
Purchase and service obligations	17.0	7.4	9.3	0.3	-
Other obligations	26.9	2.3	9.6	0.2	14.8

Total contractual obligations	944.3	171.8	332.7	288.8	151.0

For further information regarding the nature and repayment terms of our long-term debt and finance lease obligations, refer to the Cash Flows from Financing Activities and Capital Structure sections of this report and notes 9 and 15 in our unaudited interim consolidated financial statements for the quarter ended March 31, 2014. Operating lease commitments include obligations under office space rental agreements, and purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Other obligations include amounts payable under our deferred share unit and restricted share unit plans and amounts payable for performance share units issued under our long-term incentive program. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

Off-Balance Sheet Arrangements

As of March 31, 2014, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $3.2 million that expire at various dates before March 2015. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. As part of the normal course of operations, our surety facility allows the issuance of bonds for certain types of project work. As at March 31, 2014, $4.6 million in bonds was issued under this surety facility. At March 31, 2014, $7.2 million was issued under our bid bond facility, which allows us to issue bid bonds, performance guarantees, letters of credit, and documentary credits in international currencies.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

During 2009, we issued a guarantee to a maximum of US$60 million for project work with the US federal government. If this guarantee is exercised, we have recourse to our insurers—subject to certain deductibles, policy terms, and limits—to recover claims costs and damages arising from errors or omissions in our professional services. At March 31, 2014, $155,000 of this guarantee had been exercised; however, we have not made any payments under this guarantee, and no amounts have been accrued in our consolidated financial statements with respect to the guarantee. This guarantee expires on July 15, 2014.

Financial Instruments and Market Risk

The nature and extent of our use of financial instruments, as well as the risks associated with these instruments, have not changed materially from those described in the Financial Instruments and Market Risk section of our 2013 Annual Report and are incorporated here by reference.

Related-Party Transactions

We have subsidiaries that are 100% owned and structured entities that are consolidated in our financial statements. From time to time, we enter into transactions with associated companies, joint ventures, and joint operations. These transactions involve providing or receiving services and are entered into in the normal course of business. Key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include its chief executive officer (CEO), chief financial officer (CFO), chief operating officer (COO), and executive vice presidents. We pay compensation to key management personnel and directors in the normal course of business.

From time to time, we guarantee the obligation of a subsidiary or structured entity regarding lease agreements. In addition, from time to time, we guarantee a subsidiary or structured entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 18 of our Q1 14 unaudited interim consolidated financial statements and notes 13 and 30 of our audited consolidated financial statements included in our 2013 Annual Report and are incorporated here by reference.

Outlook

We believe that our outlook is to end the year with moderate-to-strong organic gross revenue growth with an approximate 5.0% targeted increase compared to 2013. We revised our overall 2014 organic gross revenue growth target from approximately 4.0% to 5.0% due to greater than expected activity in our Oil & Gas sector during Q1 14. The outlook for each business operating unit ranges from stable for Buildings, strong growth for Energy & Resources, and moderate growth for Infrastructure. Further discussion about the outlook for each business operating unit for 2014 can be found in the Gross and Net Revenue subheading of the Results section of this Management’s Discussion and Analysis.

We operate in a highly diverse infrastructure and facilities market in North America and internationally that consists of many technical disciplines, market sectors, client types, and industries in both the private and public sectors. This gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter, depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter. In the first quarter of 2014, we saw no significant changes in our industry’s environment or in market opportunities. Our business model continues to focus on mitigating risk by diversifying operations across geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. In addition, our overall expectations remain consistent with those discussed in the Gross and Net Revenue subheading of the Results section of this Management’s Discussion and Analysis and those generally described in the Outlook section of the Management’s Discussion and Analysis in our 2013 Annual Report.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

The above outlook is based in part on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis in our 2013 Annual Report. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates

The preparation of consolidated financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. There has been no significant change in our critical accounting estimates in Q1 14 from those described in our 2013 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures and in note 5 of our December 31, 2013, audited consolidated financial statements, which are incorporated here by reference.

Definition of Additional IFRS Measures and Non-IFRS Measures

IFRS mandates certain minimum line items for financial statements and requires presentation of additional line items, headings, and subtotals when such presentation is relevant to an understanding of a company’s financial position and performance. This Management’s Discussion and Analysis includes additional IFRS measures, namely, gross revenue, net revenue, and gross margin. This Management’s Discussion and Analysis also includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are working capital, current ratio, net debt to equity ratio, return on equity ratio, EBITDA, EBITDA as a percentage of net revenue, EBITDAR, debt to EBITDA ratio, net debt to EBITDA ratio, EBITDAR to debt service ratio, and backlog. These non-IFRS measures may not be comparable to similar measures presented by other companies. For the first quarter ended March 31, 2014, there has been no significant change in our description of additional IFRS measures and non-IFRS measures from that included in our 2013 Annual Report under the heading Critical Accounting Estimates, Developments, and Measures and incorporated here by reference. Readers are encouraged to refer to this discussion in our 2013 Annual Report for additional information.

Recent Accounting Pronouncements

Effective January 1, 2014, we adopted the following amendments and interpretation, which are further described in note 6 of our December 31, 2013, annual consolidated financial statements:

•	IAS 32 Financial Instruments: Presentation (amended)
•	IAS 36 Impairment of Assets (amended)
•	IFRIC 21 Levies

The adoption of these amendments and interpretation did not have an impact on our financial position or performance.

Future Adoptions

Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 4 of our Q1 14 unaudited interim consolidated financial statements, which is incorporated here by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

Controls and Procedures

Evaluation of Disclosure Controls and Procedures. Our CEO and CFO evaluated our disclosure controls and procedures (as defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

For the first quarter ended March 31, 2014, there has been no significant change in our risk factors from those described in our 2013 Annual Report, and the risk factors are incorporated here by reference.

Subsequent Events

On May 9, 2014, we acquired certain assets and liabilities, and the business of JBR Environmental Consultants, Inc. (JBR), which added approximately 140 staff to our Company. The firm is based in Salt Lake City, Utah, with additional locations in Idaho, Montana, Colorado, Nevada, Oregon, Washington, and Arizona. JBR provides baseline environmental studies, air monitoring and testing, permitting and National Environmental Policy Act assistance, site investigation and remediation services, and environmental compliance assistance. The addition of JBR increases the depth of our services in various market sectors, including manufacturing, oil and gas, mining, and power generation and transmission.

On May 14, 2014, the Company declared a dividend of $0.185 per share, payable on July 17, 2014, to shareholders of record on June 27, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our regions and business operating units in the Results and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2014 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Core Business and Strategy section as well as the Results (under the Overall Performance, Results of Operations—Gross and Net Revenue, Results of Operations—Amortization of Intangible Assets, Results of Operations—Income Taxes, and Liquidity and Capital Resources subheadings) and Outlook sections of this report in order to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the quarter ended March 31, 2014, there has been no significant change in our risk factors from those described in our 2013 Annual Report that are incorporated here by reference.

Assumptions

In determining our forward-looking statements, we consider material factors, including assumptions about the performance of the Canadian, US, and various international economies in 2014 and their effect on our business. The assumptions we made at the time of publishing our annual targets and outlook for 2014 are listed in the Outlook section of our 2013 Annual Report. The following information updates and, therefore, supersedes those assumptions.

To establish our level of future cash flows, we assumed that the Canadian dollar would weaken and be slightly below the US dollar throughout the year. We also assumed that our average interest rate would remain relatively stable in 2014 compared to 2013. On March 31, 2014, the Canadian dollar closed at US$0.90, representing a 4.3% increase in the US dollar since December 31, 2013. The average interest rate on our revolving credit facility was 1.36% at March 31, 2014, compared to 1.37% at December 31, 2013. The interest rate on our senior secured notes is fixed. To establish our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2014 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate as at March 31, 2014, was 27.5% compared to 26.5% for the year ended December 31, 2013, as further explained on page M-15.

In our 2013 Annual Report, we noted that the US Congressional Budget Office forecasted GDP growth to be 2.6% in 2014. This forecast has since been revised to 2.7%. The Architecture Billings Index from the American Institute of Architects has moved below 50.0 recently, suggesting protracted softness in demand for building related design services. This compares to reporting above 50.0 as noted in our 2013 Annual Report.

In our 2013 Annual Report, we noted that according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of total housing starts in the United States were expected to increase to 1,146,000 units in 2014. This forecast has since been revised to 1,093,000 units in 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

The outlook for our Energy & Resources business operating unit changed during the first quarter of 2014 from that described in the Outlook section of our 2013 Annual Report. The outlooks range from stable for Buildings, strong growth for Energy & Resources, and moderate growth for our Infrastructure business operating unit.

The assumptions and expectations used to establish these outlooks are discussed in the Outlook paragraphs for each business operating unit for 2014, in the Gross and Net Revenue subheading of the Results section of this Management’s Discussion and Analysis, and in the Outlook section of our 2013 Annual Report, which is incorporated here by reference.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of May 14, 2014, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2014, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2014

STANTEC INC. (UNAUDITED)

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	Notes	March 31 2014 $	December 31 2013 $

ASSETS	9
Current
Cash and cash equivalents	6	120,574	143,030
Trade and other receivables	7	377,406	384,907
Unbilled revenue		196,960	143,894
Income taxes recoverable		10,501	8,792
Prepaid expenses		22,864	18,959
Other financial assets	8	25,776	21,418
Other assets		2,863	5,231

Total current assets		756,944	726,231
Non-current
Property and equipment		142,288	133,534
Goodwill		658,757	594,826
Intangible assets		89,506	78,857
Investments in joint ventures and associates		5,710	4,996
Deferred tax assets		43,866	45,383
Other financial assets	8	85,149	83,163
Other assets		1,076	1,188

Total assets		1,783,296	1,668,178

LIABILITIES AND EQUITY
Current
Trade and other payables	12	243,154	259,113
Billings in excess of costs		81,161	77,803
Income taxes payable		2,317	9,127
Current portion of long-term debt	9	47,281	37,130
Provisions	10	12,618	12,047
Other financial liabilities		3,498	1,927
Other liabilities	11	10,292	9,837

Total current liabilities		400,321	406,984
Non-current
Long-term debt	9	269,490	200,943
Provisions	10	52,432	49,539
Deferred tax liabilities		59,855	58,082
Other financial liabilities		2,168	2,041
Other liabilities	11	59,731	57,955

Total liabilities		843,997	775,544

Shareholders’ equity
Share capital	12	266,608	262,573
Contributed surplus	12	12,377	12,369
Retained earnings		630,955	606,056
Accumulated other comprehensive income		29,359	11,636

Total equity		939,299	892,634

Total liabilities and equity		1,783,296	1,668,178

See accompanying notes

March 31, 2014

STANTEC INC. (UNAUDITED)

Consolidated Statements of Income

(Unaudited)

		For the quarter ended March 31

(In thousands of Canadian dollars, except per share amounts)	Notes	2014 $	2013 $

Gross revenue		573,893	513,207
Less subconsultant and other direct expenses		92,638	86,355

Net revenue		481,255	426,852
Direct payroll costs	16	219,622	196,525

Gross margin		261,633	230,327
Administrative and marketing expenses	5,12,16	199,912	175,388
Depreciation of property and equipment		8,824	7,282
Amortization of intangible assets		5,364	5,804
Net interest expense		1,525	2,319
Other net finance expense		658	598
Share of income from joint ventures and associates		(805)	(208)
Foreign exchange loss		268	106
Other income		(366)	(308)

Income before income taxes		46,253	39,346

Income taxes
Current		10,326	10,886
Deferred		2,394	13

Total income taxes		12,720	10,899

Net income for the period		33,533	28,447

Weighted average number of shares outstanding – basic		46,622,544	46,054,787

Weighted average number of shares outstanding – diluted		47,147,352	46,361,858

Shares outstanding, end of the period		46,672,707	46,136,982

Earnings per share
Basic		0.72	0.62

Diluted		0.71	0.61

See accompanying notes

March 31, 2014

STANTEC INC. (UNAUDITED)

Consolidated Statements of Comprehensive Income

(Unaudited)

	For the quarter ended March 31

(In thousands of Canadian dollars)	2014 $	2013 $

Net income for the period	33,533	28,447

Other comprehensive income (All items may be reclassified to net income in subsequent periods)

Exchange differences on translation of foreign operations	16,511	8,273
Net unrealized gain on available-for-sale financial assets	1,530	1,753
Net realized gain on available-for-sale financial assets transferred to income	(296)	(424)
Income tax effect on available-for-sale financial assets	(22)	(24)

Other comprehensive income for the period, net of tax	17,723	9,578

Total comprehensive income for the period, net of tax	51,256	38,025

See accompanying notes

March 31, 2014

STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Shares Outstanding (note 12)	Share Capital (note 12)	Contributed Surplus (note 12)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$

Balance, December 31, 2012	45,983,894	240,369	14,291	491,227	(18,862)	727,025

Net income				28,447		28,447
Other comprehensive income					9,578	9,578

Total comprehensive income				28,447	9,578	38,025
Share options exercised for cash	153,088	4,341				4,341
Share-based compensation expense			752			752
Reclassification of fair value of share options previously expensed		1,518	(1,518)			-
Dividends declared (note 12)				(7,611)		(7,611)

Balance, March 31, 2013	46,136,982	246,228	13,525	512,063	(9,284)	762,532

Balance, December 31, 2013	46,576,132	262,573	12,369	606,056	11,636	892,634

Net income				33,533		33,533
Other comprehensive income					17,723	17,723

Total comprehensive income				33,533	17,723	51,256
Share options exercised for cash	96,575	3,038				3,038
Share-based compensation expense			1,005			1,005
Reclassification of fair value of share options previously expensed		997	(997)			-
Dividends declared (note 12)				(8,634)		(8,634)

Balance, March 31, 2014	46,672,707	266,608	12,377	630,955	29,359	939,299

See accompanying notes

March 31, 2014

STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended March 31

(In thousands of Canadian dollars)	Notes	2014 $	2013 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		566,178	459,239
Cash paid to suppliers		(210,239)	(138,088)
Cash paid to employees		(340,607)	(300,589)
Interest received		761	352
Interest paid		(592)	(559)
Finance costs paid		(609)	(568)
Income taxes paid		(19,346)	(19,607)
Income taxes recovered		829	397

Cash flows (used in) from operating activities	17	(3,625)	577

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(38,086)	(1,439)
Dividends from investments in joint ventures and associates		97	270
(Increase) decrease in investments held for self-insured liabilities		(5,422)	1,153
(Increase) decrease in investments and other assets		(133)	360
Purchase of intangible assets		(2,934)	(144)
Purchase of property and equipment		(12,542)	(10,953)
Proceeds on disposition of property and equipment		44	321

Cash flows used in investing activities		(58,976)	(10,432)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(12,197)	(25,816)
Proceeds from bank debt		58,693	26,650
Payment of finance lease obligations		(2,949)	(3,355)
Proceeds from issue of share capital		3,038	4,341
Payment of dividends to shareholders	12	(7,684)	(6,897)

Cash flows from (used in) financing activities		38,901	(5,077)

Foreign exchange gain (loss) on cash held in foreign currency		1,244	(117)

Net decrease in cash and cash equivalents		(22,456)	(15,049)
Cash and cash equivalents, beginning of the period		143,030	40,708

Cash and cash equivalents, end of the period	6	120,574	25,659

See accompanying notes

March 31, 2014

STANTEC INC. (UNAUDITED)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1.	Corporate Information

The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc. (the Company) for the quarter ended March 31, 2014, were authorized for issue in accordance with a resolution of the Company’s Audit and Risk Committee on May 14, 2014. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.

2.	Basis of Preparation

These consolidated financial statements for the quarter ended March 31, 2014, were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s December 31, 2013, annual consolidated financial statements.

The accounting policies adopted when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the Company’s annual consolidated financial statements for the year ended December 31, 2013, except for the adoption of new standards and amendments effective January 1, 2014 (described in note 4). Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual income.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2013, annual consolidated financial statements.

These consolidated financial statements are presented in Canadian dollars, unless otherwise indicated.

3.	Basis of Consolidation

The consolidated financial statements include the accounts of Stantec Inc., its subsidiaries, and its structured entities as at March 31, 2014.

Subsidiaries and structured entities are fully consolidated from the date of acquisition, which is the date the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries and structured entities are prepared as at March 31, 2014. All intercompany balances are eliminated.

Joint ventures are accounted for using the equity method, and joint operations are accounted for by the Company recognizing its share of assets, liabilities, revenues, and expenses of the joint operation.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

4.	Recent Accounting Pronouncements and Changes to Accounting Policies

Recently adopted

The following amendments and interpretation have been adopted by the Company effective January 1, 2014. The adoption of these amendments and interpretation did not have an impact on the financial position or performance of the Company.

•	In December 2011, the International Accounting Standards Board (IASB) issued amendments to IAS 32 Financial Instruments: Presentation (IAS 32). The amendments clarify when an entity has a legally enforceable right to set-off, as well as clarify the application of offsetting criteria related to some settlement systems that may be considered the same as net settlement.

•	In May 2013, the IASB issued amendments to IAS 36 Impairment of Assets (IAS 36) – Recoverable Amount Disclosures for Non-Financial Assets. These amendments clarify that an entity is required to disclose information about the recoverable amount of an impaired asset (including goodwill or a cash generating unit) if the recoverable amount is based on the fair value less cost to sell methodology. The amendment also sets out other disclosure requirements for non-financial assets.

•	In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) Interpretation 21 Levies (IFRIC 21). IFRIC 21 provides interpretation on how an entity should account for liabilities to pay government-imposed levies (excluding income taxes) in its financial statements.

Future adoptions

The standards, amendments, and interpretations issued before 2014 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2013, annual consolidated financial statements. There are no new standards, amendments, or interpretations issued in the first quarter of 2014 that are applicable to the Company.

5.	Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain estimates of fair values of assets and liabilities acquired may not be finalized at the initial time of reporting. These estimates are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. The preliminary fair values are based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the fair value of assets and liabilities acquired. The Company will revise comparative information if these measurement period adjustments are material.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements and may extend over a number of years. At each consolidated statement of financial position date, these price adjustment clauses are reviewed, which may result in an increase in or reduction to the notes payable consideration (recorded on the acquisition date) to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are a result of facts and circumstances occurring after the acquisition date, they are not considered measurement period adjustments.

In addition, consideration specified in certain purchase agreements may be based on future performance parameters. This contingent consideration is recognized at its fair value at the acquisition date. Any changes to the fair value after the acquisition date are recorded in other expense (income).

For some acquisitions, additional payments may be made to the employees of an acquired company that are based on the employees’ continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation when services are provided by the employees.

Acquisitions in 2014

On January 24, 2014, the Company acquired certain assets and liabilities, and the business of Williamsburg Environmental Group, Inc. and Cultural Resources, Inc. (WEG) for cash consideration and notes payable. Based in Williamsburg, Virginia, WEG has additional offices in Richmond, Glen Allen, and Fredericksburg, Virginia. WEG provides specialized environmental services in ecology, environmental planning, water resources, wetland mitigation, stream assessment and restoration, landscape architecture, golf course planning, construction administration, cultural resource management, historic preservation, and regulatory support to public and private sector clients. The addition of WEG expands the Company’s environmental services in the US Mid Atlantic.

On March 7, 2014, the Company acquired all the shares and business of Processes Unlimited International, Inc. (ProU) for cash consideration and notes payable. ProU is based in Bakersfield, California, with additional offices in San Ramon, Fresno, and Pasadena, California; Dallas, Texas; Atlanta, Georgia; and Nashville, Tennessee. ProU operates in a diverse range of markets, including oil and gas, alternative energies, power, utilities, chemicals, food and beverage, packaging, plastics, cement, minerals, mining, and building products. ProU’s services include mechanical engineering and design; process, chemical, civil, structural, automation, instrumentation, and electrical engineering; and control panel fabrication. The addition of ProU expands the Company’s oil and gas expertise in the United States.

During the first quarter of 2014, the Company finalized the estimated fair value of assets acquired and liabilities assumed for the IBE Consulting Engineers, Inc.; JDA Architects Limited; and Cambria Gordon Ltd. acquisitions. Adjustments made to finalize these fair values were not material.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition, for acquisitions completed year to date, are as follows:

(In thousands of Canadian dollars)	March 31 2014 $

Cash consideration	36,894
Notes payable	32,102

Consideration	68,996

Assets and liabilities acquired
Cash acquired	48
Non-cash working capital	6,009
Property and equipment	1,447
Other financial assets	1,686
Intangible assets
Client relationships	6,518
Contract backlog	1,876
Lease disadvantages	(268)
Software	264
Other	1,153
Other liabilities	-
Long-term debt	(229)
Deferred income taxes	(747)

Total identifiable net assets at fair value	17,757
Goodwill arising on acquisitions	51,239

Consideration	68,996

Trade receivables assumed from acquired companies are recognized at their fair value at the time of acquisition. The trade receivables acquired in the first quarter of 2014 had a fair value of $11,056,000 and gross value of $11,191,000.

Goodwill comprises the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Of the goodwill and intangible assets resulting from acquisitions completed in 2014, $60,443,000 is deductible for income tax purposes.

As a result of the WEG and ProU acquisitions, the Company assumed commitments for operating leases of approximately $9,803,000, with remaining lease terms of up to five years.

For business combinations that occurred in 2014, the Company estimates that gross revenue earned in 2014, since the acquired entities’ acquisition dates, is $5,993,000. The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable for the Company to disclose the acquiree’s earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2014 had taken place at the beginning of 2014, gross revenue from continuing operations for the first quarter of 2014 would have been $588,061,000 and the profit from continuing operations for the Company would have been $33,995,000.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

In 2014, directly attributable acquisition-related costs of $147,000 have been expensed and are included in administrative and marketing expenses.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	For the quarter ended March 31 2014 $	For the quarter ended March 31 2013 $

Cash consideration (net of cash acquired)	36,846	-
Payments on notes payable from previous acquisitions	1,240	1,439

Total net cash paid	38,086	1,439

Total notes payable and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $

December 31, 2013	52,632
Additions for acquisitions in the period	32,102
Other adjustments	1,132
Payments	(1,240)
Interest	122
Impact of foreign exchange	1,080

March 31, 2014	85,828

During the first quarter of 2014, pursuant to price adjustment clauses included in the purchase agreements, the Company adjusted the notes payable for the Burt Hill Inc. acquisition, which impacted non-cash working capital.

6.	Cash and Cash Equivalents

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	March 31 2014 $	March 31 2013 $

Cash	117,728	23,346
Unrestricted investments	2,353	592
Cash held in escrow	493	1,721

Cash and cash equivalents	120,574	25,659

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

As part of the Greenhorne & O’Mara, Inc. acquisition, US$1,693,000 was placed in an escrow account, and US$1,247,000 was settled in 2013. The remaining US$446,000 will be settled based on the outcome of price adjustment clauses included in the purchase agreement. A corresponding obligation was also recorded on acquisition and is included in other notes payable.

7.	Trade and Other Receivables

(In thousands of Canadian dollars)	March 31 2014 $	December 31 2013 $

Trade receivables, net of allowance	364,994	376,159
Holdbacks, current	3,691	3,423
Other	8,721	5,325

Trade and other receivables	377,406	384,907

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectibility of the related receivable balance, determined in part, on the age of the outstanding receivables and the Company’s historical collection and loss experience.

The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts.

(In thousands of Canadian dollars)	March 31 2014 $	December 31 2013 $

Balance, beginning of the period	19,316	16,551
Provision for doubtful accounts	241	6,336
Deductions	(541)	(3,978)
Impact of foreign exchange	485	407

Balance, end of the period	19,501	19,316

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	121+ $

March 31, 2014	384,495	249,598	65,356	18,423	18,010	33,108

December 31, 2013	395,475	203,840	102,858	33,659	17,757	37,361

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

8.	Other Financial Assets

(In thousands of Canadian dollars)	March 31 2014 $	December 31 2013 $

Investments held for self-insured liabilities	97,798	92,503
Investments	3,508	1,723
Holdbacks on long-term contracts	5,595	6,188
Indemnifications	1,441	1,377
Future sublease revenue	2,071	2,405
Other	512	385

	110,925	104,581
Less current portion	25,776	21,418

Long-term portion	85,149	83,163

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. These investments are classified as available for sale and are stated at fair value with unrealized gains (losses) recorded in other comprehensive income.

The fair value of the bonds at March 31, 2014, was $64,137,000 (December 31, 2013 – $59,310,000), the fair value of the equities was $31,193,000 (December 31, 2013 – $30,115,000), and the fair value of the term deposits was $2,468,000 (December 31, 2013 – $3,078,000). The amortized cost of the bonds at March 31, 2014, was $63,872,000 (December 31, 2013 – $59,079,000), the cost of the equities was $23,908,000 (December 31, 2013 – $23,635,000), and the cost of the term deposits was $2,468,000 (December 31, 2013 – $3,078,000). The bonds bear interest at rates ranging from 0.50% to 5.28% per annum (December 31, 2013 – 0.50% to 5.28%). The term deposits mature at various dates prior to August 2014.

The term to maturity of the bond portfolio, stated at fair value, is as follows:

(In thousands of Canadian dollars)	March 31 2014 $	December 31 2013 $

Within one year	19,195	15,966
After one year but not more than five years	44,942	43,344

Total	64,137	59,310

Indemnifications

The Company’s indemnifications relate to certain legal claims (note 10). During 2014, the Company increased provisions and indemnification assets relating to prior acquisitions by $41,000 (2013 – decreased by $385,000) because of new information obtained in the period.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

Future sublease revenue

When the Company ceases to use an office space under an operating lease arrangement or sublets part of an office space at a loss compared to its original operating lease arrangement, it records a liability for the present value of future lease payments (note 10) and an asset for the present value of future rental income that is virtually certain.

9.	Long-Term Debt

(In thousands of Canadian dollars)	March 31 2014 $	December 31 2013 $

Non-interest-bearing note payable	264	257
Other notes payable	86,008	52,953
Bank loan	99,540	51,053
Senior secured notes	124,445	124,396
Finance lease obligations	6,514	9,414

	316,771	238,073
Less current portion	47,281	37,130

Long-term portion	269,490	200,943

Other notes payable

The weighted average rate of interest on the other notes payable is 3.15% (December 31, 2013 – 3.10%). The notes may be supported by promissory notes and are due at various times from 2014 to 2017. The aggregate maturity value of the notes is $88,464,000 (December 31, 2013 – $53,379,000). At March 31, 2014, $60,670,000 (US$54,880,000) (December 31, 2013 – $26,277,000 (US$24,706,000)) of the notes’ carrying amount was payable in US funds.

Bank loan

The Company has entered into an agreement for a $350-million revolving credit facility expiring August 31, 2017. This facility allows the Company access to an additional $150 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA, from 20 to 145 for Canadian prime and US base rate loans, and from 120 to 245 for bankers’ acceptances, LIBOR loans, and letters of credit.

At March 31, 2014, $99,540,000 (US$90,041,000) of the bank loan was payable in US funds. At December 31, 2013, $51,053,000 (US$48,000,000) of the bank loan was payable in US funds. Loans may be repaid under the credit facility from time to time at the option of the Company. The credit facility contains restrictive covenants (note 15). The average interest rate applicable at March 31, 2014, was 1.36% (December 31, 2013 – 1.37%).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit issued pursuant to this facility agreement. At March 31, 2014, the Company had issued and outstanding letters of credit, expiring at various dates before March 2015, totaling $2,222,000 (December 31, 2013 – $222,000), payable in Canadian funds, and $987,000 (US$893,000) (December 31, 2013 – $950,000 (US$893,000)), payable in US

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

funds. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At March 31, 2014, $247,251,000 (December 31, 2013 – $297,775,000) was available in the revolving credit facility for future activities.

The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. At March 31, 2014, the Company had issued bonds under this surety facility totaling $745,000 (December 31, 2013 – $945,000) in Canadian funds, and $3,900,000 (US$3,528,000) (December 31, 2013 – $3,765,000 (US$3,540,000)) issued in US funds. These bonds expire at various dates before April 2020.

The Company has a bid bond facility, expiring on August 31, 2017, in the amount of $10 million. This facility allows the Company access to an additional $5 million under the same terms and conditions upon approval from its lenders. This facility may be used for the issuance of bid bonds, performance guarantees, letters of credit, and documentary credits in an international currency. At March 31, 2014, $7,161,000 (December 31, 2013 – $7,036,000) was issued under this bid bond facility, was payable in various international currencies, and will be expiring at various dates before April 2015.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes. The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 15). All Company assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

Finance lease obligations

The Company has finance leases for software, and automotive and office equipment. At March 31, 2014, the Company’s finance lease obligations included finance leases bearing interest at rates ranging from 0.78% to 12.98% (December 31, 2013 – 0.78% to 12.98%). These finance leases expire at various dates before August 2017.

10.	Provisions

(In thousands of Canadian dollars)	March 31 2014 $	December 31 2013 $

Provision for self-insured liabilities	51,070	47,628
Provisions for claims	7,222	6,946
Onerous contracts	6,758	7,012

	65,050	61,586
Less current portion	12,618	12,047

Long-term portion	52,432	49,539

In the normal conduct of operations, various legal claims are pending against the Company, alleging, among other

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. Due to uncertainties in the nature of the Company’s legal claims, such as the range of possible outcomes and the progress of the litigation, provisions accrued involve estimates. The ultimate cost to resolve these claims may exceed or be less than those recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statements of income and financial position. Management reviews the timing of the outflows of these provisions on a regular basis. Cash outflows for existing provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various claims. These outflows are not expected to have a material impact on the Company’s cash flows.

Provision for self-insured liabilities

(In thousands of Canadian dollars)	March 31 2014 $	December 31 2013 $

Provision, beginning of the period	47,628	36,381
Current-period provision	3,781	16,807
Payment for claims settlement	(1,441)	(7,263)
Impact of foreign exchange	1,102	1,703

Provision, end of the period	51,070	47,628

The current and long-term portions of provision for self-insured liabilities are determined based on an actuarial estimate. At March 31, 2014, the long-term portion was $47,775,000 (December 31, 2013 – $44,553,000).

Provisions for claims

(In thousands of Canadian dollars)	March 31 2014 $	December 31 2013 $

Provisions, beginning of the period	6,946	8,717
Current-period provisions	264	1,413
Claims paid or otherwise settled	(122)	(3,310)
Impact of foreign exchange	134	126

Provisions, end of the period	7,222	6,946

Provisions for claims include an estimate for costs associated with legal claims covered by third-party insurance. Often, these legal claims are from prior acquisitions and may be indemnified by the acquiree (notes 5 and 8).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

Onerous contracts

(In thousands of Canadian dollars)	March 31 2014 $	December 31 2013 $

Liability, beginning of the period	7,012	6,724
Current-period provisions	360	5,465
Costs paid or otherwise settled	(807)	(5,552)
Impact of foreign exchange	193	375

Liability, end of the period	6,758	7,012

Onerous contracts consist of lease exit liabilities and sublease losses. Payments for onerous contracts will occur until December 2024.

11.	Other Liabilities

(In thousands of Canadian dollars)	Note	March 31 2014 $	December 31 2013 $

Deferred gain on sale leaseback		2,982	3,131
Lease inducement benefits		42,642	40,679
Lease disadvantages		3,518	3,407
Deferred share units payable	12	12,780	12,198
Other cash-settled share-based compensation	12	3,194	3,598
Liability for uncertain tax positions		4,907	4,779

		70,023	67,792
Less current portion		10,292	9,837

Long-term portion		59,731	57,955

12.	Share Capital

Authorized

Unlimited       Common shares, with no par value

Unlimited       Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During the first quarter of 2014, the Company recognized a share-based compensation expense of $1,862,000 (March 31, 2013 – $2,296,000) in administrative and marketing expenses in the consolidated statements of income. Of the amount expensed, $1,005,000 (March 31, 2013 – $752,000) related to the fair value of options granted and $857,000 (March 31, 2013 – $1,544,000) related to cash-settled share-based compensation (deferred share units, restricted share units, and performance share units).

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid, together with the related portion of contributed surplus, is credited to share capital.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

Dividends

The holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The following table describes the dividends declared and recorded in the consolidated financial statements in 2014 and 2013.

Date Declared	Record Date	Payment Date	Dividend per Share $	Paid $

February 20, 2013	March 28, 2013	April 18, 2013	0.165	7,611,000
May 8, 2013	June 28, 2013	July 18, 2013	0.165	7,625,000
July 31, 2013	September 27, 2013	October 17, 2013	0.165	7,649,000
October 30, 2013	December 31, 2013	January 16, 2014	0.165	7,684,000
February 26, 2014	March 28, 2014	April 17, 2014	0.185	-

As at March 31, 2014, trade and other payables include $8,634,000 related to the dividends declared on February 26, 2014.

Share-based payment transactions

Prior to 2014, the Company had separate share-based payment plans for options and restricted share units. In the first quarter of 2014, restricted share units were issued under this restricted share unit plan for service performed in 2013. In 2014, the Company implemented a new long-term incentive program, providing the flexibility to choose annually from various compensation vehicles. In the first quarter of 2014, under the long-term incentive program, the Company has granted share options and performance share units. The Company also has a deferred share unit plan for the board of directors.

a) Share options

The Company has granted share options to officers and employees to purchase 1,605,636 shares at prices between $28.65 and $65.80 per share. These options expire on dates between August 17, 2014, and March 4, 2021.

		March 31 2014		December 31 2013

	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the period	1,305,415	33.60	1,475,823	28.79
Granted	401,963	65.80	455,000	41.75
Exercised	(96,575)	31.46	(592,238)	27.87
Forfeited	(5,167)	44.86	(33,170)	33.81

Share options, end of the period	1,605,636	41.76	1,305,415	33.60

The fair value of options granted is determined at the date of grant using the Black-Scholes option-pricing model. The model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected share price volatility.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

In the first quarter of 2014, the Company granted 401,963 (March 31, 2013 – 455,000) share options. The estimated fair value of options granted at the share market price on the grant date was $13.87 (March 31, 2013 –$11.18) and was determined using the weighted average assumptions indicated below:

	2014	2013

Volatility in the price of the Company’s shares (%)	26.07	34.96
Risk-free interest rate (%)	1.34	1.44
Expected hold period to exercise (years)	4.50	4.50
Dividend yield (%)	1.125	1.58
Exercise price ($)	65.80	41.75

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected hold period of the share option. The risk-free interest rate for the expected hold period of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected hold period prior to exercising the option. The options have a contractual life of seven years.

A summary of the status of the Company’s non-vested options as of March 31, 2014, and of changes in the period are as follows:

	Number of Shares Subject to Option #	Weighted Average Grant Date Fair Value $

Non-vested share options, beginning of the period	796,649	10.43
Granted	401,963	13.87
Vested	(382,940)	9.56
Forfeited	(5,167)	11.12

Non-vested share options, end of the period	810,505	12.54

As at March 31, 2014, 810,505 (March 31, 2013 – 822,988) options remained unvested. As at March 31, 2014, a total compensation cost of $7,151,000 (March 31, 2013 – $6,045,000) related to the Company’s share option plans remains unrecognized. This cost is expected to be recognized over a weighted average period of 1.6 years (March 31, 2013 – 1.6 years).

As at March 31, 2014, and March 31, 2013, no share options were antidilutive.

b) Restricted share units

In the first quarter of 2014, restricted share units were issued for performance of senior vice presidents in 2013. Any restricted share units issued after 2014 will be issued under the new terms and conditions of the long-term incentive plan. Under the Company’s prior restricted share unit plan, senior vice presidents could receive restricted share units equal to one common share. The senior vice presidents were granted an allotment of these units annually in which, after two years, they receive a cash payment equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading days prior to the unit’s release date. The restricted share units vested on their grant date since the senior vice presidents were not required to complete a specified period of service. The units are recorded at fair value. Restricted share units are adjusted for dividends as they arise, based on the number of units outstanding on the record date. During the quarter, 18,889 restricted share units were issued (March 31, 2013 – 24,864) and 28,708 units were paid at an intrinsic value of $1,914,000

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

(March 31, 2013 – 33,922 units were paid at an intrinsic value of $1,378,000). As at March 31, 2014, 43,873 units were outstanding at the fair value of $2,968,000 (December 31, 2013 – 53,691 units at the fair value of $3,598,000).

c) Performance share units

Under the Company’s long-term incentive plan, certain members of the senior leadership teams, including the chief executive officer (CEO), were granted performance share units in the first quarter of 2014. Performance share units are adjusted for dividends as they arise based on the number of units held on the record date. These units vest upon completing a three-year service condition that starts on the date the units are granted. In addition, the number of units that vest is subject to a percentage that can range from 0 to 200% depending on achieving two equally weighted three-year performance objectives based on net income growth and return on equity. For the units that vest, unit holders will receive a cash payment based on the closing price of the Company’s common shares on March 3, 2017. The fair value of these units is expensed over their three-year vesting period. During the quarter, 77,762 share units were issued. As at March 31, 2014, 77,762 units were outstanding at the fair value of $8,079,000. No performance share units were issued before 2014.

d) Deferred share units

The Company also has a deferred share unit plan. Under this plan, directors of the board of the Company may receive deferred share units equal to one common share. Prior to 2014, the CEO could also receive deferred share units. These units vest on their grant date. They are paid to the CEO and directors of the board of the Company upon their death or retirement, or in the case of the CEO, on termination, in cash. They are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. These units are recorded at fair value. Deferred share units are adjusted for dividends as they arise based on the number of units outstanding on the record date. During the quarter, 6,933 deferred share units were issued (March 31, 2013 – 8,545). As at March 31, 2014, 188,936 units were outstanding at the fair value of $12,780,000 (December 31, 2013 – 182,003 units at the fair value of $12,198,000).

13.	Fair Value Measurements

All financial instruments carried at fair value are categorized in one of the following three categories:

•   Level 1 – quoted market prices

•   Level 2 – valuation techniques (market observable)

•   Level 3 – valuation techniques (non-market observable)

When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets at fair value on a recurring basis. There has been no change in the method of determining fair value in the period.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period. During the quarter ended March 31, 2014, no transfers were made between levels 1 and 2 fair value measurements.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

The following table summarizes the Company’s fair value hierarchy for those assets measured and adjusted to fair value on a recurring basis as at March 31, 2014:

Quoted
Prices in
Active
			Markets	Significant
			for	Other	Significant
		Carrying	Identical	Observable	Unobservable
		Amount of	Items	Inputs	Inputs
		Asset	(Level 1)	(Level 2)	(Level 3)
(In thousands of Canadian dollars)	Note	$	$	$	$

Investments held for self-insured liabilities	8	97,798		97,798

Investments held for self-insured liabilities consist of government and corporate bonds, equity securities, and term deposits. The fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from the observable quoted prices of the equities owned that are traded in an active market. The fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued.

The following table summarizes the Company’s fair value hierarchy for those liabilities not measured at fair value but disclosed at fair value on a recurring basis as at March 31, 2014:

			Quoted
			Prices in
			Active
			Markets	Significant
			for	Other	Significant
		Fair Value	Identical	Observable	Unobservable
		Amount of	Items	Inputs	Inputs
		Liability	(Level 1)	(Level 2)	(Level 3)
(In thousands of Canadian dollars)	Note	$	$	$	$

Other notes payable	9	87,054		87,054
Senior secured notes	9	131,004		131,004

		218,058		218,058

The fair values of other notes payable and senior secured notes are determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

14.	Financial Instruments

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments held for self-insured liabilities, investments, holdbacks on long-term contracts, future sublease revenue, and trade and other receivables. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $606,952,000 as at March 31, 2014 (December 31, 2013 – $630,756,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. The risk associated with bonds, equities, and term deposits is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade and other receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At March 31, 2014, there were 57 days (December 31, 2013 – 62 days) of revenue in trade receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350-million revolving credit facility and senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at March 31, 2014, was $247,251,000 (December 31, 2013 – $297,775,000). The Company believes that it has sufficient resources to meet its obligations associated with its financial liabilities. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to EBITDA ratio of less than 2.5 (note 15).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

	Total	Less than 1 Year	1–3 Years	After 3 Years
(In thousands of Canadian dollars)	$	$	$	$

December 31, 2013
Trade and other payables	259,113	259,113	-	-
Long-term debt	240,399	37,946	146,521	55,932
Other financial liabilities	3,968	1,927	164	1,877

Total contractual obligations	503,480	298,986	146,685	57,809

March 31, 2014
Trade and other payables	243,154	243,154	-	-
Long-term debt	320,757	48,236	216,588	55,933
Other financial liabilities	5,666	3,498	292	1,876

Total contractual obligations	569,577	294,888	216,880	57,809

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

In addition to the financial liabilities listed in the preceding table, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 9.

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds, and term deposits.

If the interest rate on the Company’s revolving credit facility balance at March 31, 2014, had been 0.5% higher, with all other variables held constant, net income would have decreased by approximately $90,000 (March 31, 2013 – $74,000). If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income.

The Company has the flexibility to partly mitigate its exposure to interest rate changes by maintaining a mix of both fixed- and floating-rate debt. The Company’s senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the interest payments for the senior secured notes.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars and British pounds in exchange for Canadian dollars.

If the exchange rates had been $0.01 higher or lower at March 31, 2014, with all other variables held constant, net income would have increased or decreased by approximately $2,000 (March 31, 2013 – $5,000).

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

15.	Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures, as well as acquisition growth and payment of dividends, while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to EBITDA ratio below 2.5
•	Return on equity (ROE) at or above 14%

These objectives are established annually and monitored quarterly. The targets for 2014 remained unchanged from 2013.

Net debt to EBITDA ratio is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) EBITDA, calculated as income before income taxes, plus net interest expense, amortization of intangible assets, depreciation of property and equipment, and goodwill and intangible asset impairment. The Company’s net debt to EBITDA ratio was 0.73 at March 31, 2014 (December 31, 2013 – 0.36), calculated on a trailing four-quarter basis. Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of those quarters. The Company’s ROE was 17.8% for the period ended March 31, 2014 (December 31, 2013 – 18.2%).

The Company is subject to restrictive covenants related to its $350-million revolving credit facility and its senior secured notes that are measured on a quarterly basis. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio. EBITDAR is calculated as EBITDA, plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under these agreements as at and throughout the three months ended March 31, 2014.

16.	Employee Costs

	For the quarter ended
	March 31

	2014	2013
(In thousands of Canadian dollars)	$	$

Wages, salaries, and benefits	323,882	288,029
Pension costs	9,601	8,244
Share-based compensation	1,862	2,296

Total employee costs	335,345	298,569

Direct labor	219,622	196,525
Indirect labor	115,723	102,044

Total employee costs	335,345	298,569

Direct labor costs include the salaries, wages, and related fringe benefits for labor hours that are directly associated with the completion of projects. Bonuses, share-based compensation, and salaries, wages, and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in indirect employee costs. Indirect employee costs are included in administrative and marketing expenses in the consolidated statements of income.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

17.	Cash Flows from Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	For the quarter ended
	March 31

	2014	2013
(In thousands of Canadian dollars)	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period	33,533	28,447
Add (deduct) items not affecting cash:
Depreciation of property and equipment	8,824	7,282
Amortization of intangible assets	5,364	5,804
Deferred income tax	2,394	13
Loss on dispositions of investments and other assets	692	297
Share-based compensation expense	1,862	2,296
Provision for self-insured liabilities and claims	4,045	3,365
Other non-cash items	(1,826)	(1,197)
Share of income from joint ventures and associates	(805)	(208)

	54,083	46,099

Trade and other receivables	25,961	(22,464)
Unbilled revenue	(49,774)	(19,775)
Prepaid expenses	(2,673)	(1,585)
Trade and other payables	(22,986)	(675)
Billings in excess of costs	231	9,037
Income taxes payable	(8,467)	(10,060)

	(57,708)	(45,522)

Cash flows (used in) from operating activities	(3,625)	577

18.	Related-Party Disclosures

As at March 31, 2014, the Company has subsidiaries and structured entities that are controlled by the Company and consolidated in the Company’s financial statements. These subsidiaries and structured entities are listed in the Company’s December 31, 2013, annual consolidated financial statements. In addition, the Company enters into related-party transactions through a number of individually immaterial joint ventures and associates. These transactions involve providing or receiving services, and during the quarter, these transactions were entered into in the normal course of business.

During the first quarter of 2014, subsidiaries Stantec Consulting Ltd. and Stantec Holdings Ltd. were amalgamated to form Stantec Consulting Ltd. As well, the Company established a new subsidiary—Stantec Aircraft Holdings Ltd.—which is incorporated in Alberta.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

Compensation of key management personnel and directors of the Company
	For the quarter ended
	March 31

	2014	2013
(In thousands of Canadian dollars)	$	$

Salaries and other short-term employment benefits	2,432	2,365
Directors’ fees	62	58
Share-based compensation	870	1,638

Total compensation	3,364	4,061

In 2013, the Company’s key management personnel included its CEO, chief operating officer (COO), chief financial officer (CFO), and senior vice presidents. Effective January 1, 2014, due to a realignment of the Company’s senior leadership teams, the Company’s key management personnel include its CEO, COO, CFO, and executive vice presidents. The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting period. Share-based compensation includes the fair value adjustment for the period.

19.	Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company has three operating segments—Canada, the United States, and International—which are aggregated into the consulting services reportable segment.

Geographic information: Non-current assets

	March 31	December 31
	2014	2013
(In thousands of Canadian dollars)	$	$

Canada	431,697	426,452
United States	456,850	378,721
International	2,004	2,044

	890,551	807,217

Non-current assets in the table above consist of property and equipment, goodwill, and intangible assets.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

Geographic information: Gross revenue
	For the quarter ended
	March 31

	2014	2013
(In thousands of Canadian dollars)	$	$

Canada	320,759	283,896
United States	228,191	209,257
International	24,943	20,054

	573,893	513,207

Gross revenue is attributed to countries based on the location of the project.
Business operating unit information: Gross revenue
	For the quarter ended
	March 31

	2014	2013
(In thousands of Canadian dollars)	$	$

Buildings	123,323	122,216
Energy and Resources	246,838	209,027
Infrastructure	203,732	181,964

	573,893	513,207

Effective January 1, 2014, the Company’s five practice area units—Buildings, Environment, Industrial, Transportation, and Urban Land—were realigned into three business operating units. Comparative figures have been reclassified to reflect this change.

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

20.	Events after the Reporting Period

On May 9, 2014, the Company acquired certain assets and liabilities, and the business of JBR Environmental Consultants, Inc. (JBR) for cash consideration and notes payable. The firm is based in Salt Lake City, Utah, with additional locations in Idaho, Montana, Colorado, Nevada, Oregon, Washington, and Arizona. JBR provides baseline environmental studies, air monitoring and testing, permitting and National Environmental Policy Act assistance, site investigation and remediation services, and environmental compliance assistance. The addition of JBR increases the depth of the Company’s services in various market sectors, including manufacturing, oil and gas, mining, and power generation and transmission.

On May 14, 2014, the Company declared a dividend of $0.185 per share, payable on July 17, 2014, to shareholders of record on June 27, 2014.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2014

STANTEC INC.

Shareholder Information

Head Office	Transfer Agent	Principal Bank
200, 10160 – 112 Street	Computershare	Canadian Imperial Bank of Commerce
Edmonton AB T5K 2L6	Calgary, Alberta
Canada		Securities Exchange Listing
Ph: (780) 917-7000	Auditors	Stantec shares are listed on the Toronto
Fx: (780) 917-7330	Ernst & Young LLP	Stock Exchange and New York Stock
ir@stantec.com	Chartered Accountants	Exchange under the symbol STN.
Edmonton, Alberta